Exhibit 99.8

 Amendment No. RIA333C

AMENDMENT

TO THE

 MASTER LOAN AGREEMENT

THIS AMENDMENT is entered into as of May 15, 2007, between CoBANK, ACB (“CoBank”) and GREAT LAKES COOPERATIVE, Everly, Iowa (the “Company”).

BACKGROUND

CoBank and the Company are parties to a Master Loan Agreement dated January 3, 2005 (such agreement, as previously amended, is hereinafter referred to as the “MLA”).  CoBank and the Company now desire to amend the MLA.  For that reason, and for valuable consideration (the receipt and sufficiency of which are hereby acknowledged), CoBank and the Company agree as follows:

1.

Section 9(F) of the MLA is hereby amended and restated to read as follows:

SECTION 9.

Negative Covenants.  Unless otherwise agreed to in writing by CoBank, while this agreement is in effect the Company will not:

(F)

Contingent Liabilities.  Assume, guarantee, become liable as a surety, endorse, contingently agree to purchase, or otherwise be or become liable, directly or indirectly (including, but not limited to, by means of a maintenance agreement, an asset or stock purchase agreement, or any other agreement designed to ensure any creditor against loss), for or on account of the obligation of any person or entity, except:  (i) by the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of the Company's business; and (ii) pursuant to the Company's guarantee of the obligations of the Company's members/producers to Cooperative Credit Company in an aggregate principal amount not to exceed $350,000.00.

2.

Section 10 of the MLA is hereby amended and restated to read as follows:

SECTION 10.

Financial Covenants.  Unless otherwise agreed to in writing, while this agreement is in effect:

Working Capital.  The Company will have an excess of current assets over current liabilities (both as determined in accordance with GAAP consistently applied) of not less than:  (i) $5,000,000.00 at the end of each fiscal year of the Company; and (ii) $4,000,000.00 at the end of each other period for which financial statements are required to be furnished pursuant to Section 8(H) hereof, except that in determining current assets, any amount available under the Revolving Term Loan Supplement hereto (less the amount that would be considered a current liability under GAAP if fully advanced) may be included.

3.

Except as set forth in this amendment, the MLA, including all amendments thereto, shall continue in full force and effect as written.

Amendment RIA333C to Master Loan Agreement RIA333

IN WITNESS WHEREOF, the parties have caused this amendment to be executed by their duly authorized officers as of the date shown above.

CoBANK, ACB	GREAT LAKES COOPERATIVE

By:	By:

Title:	Title: